Away Days Brewing LLC
Profit and Loss Standard
January through December 2022

01/16/23

	TOTAL
Ordinary Income/Expense	
Income	
Bar Sales	147,636.18
Discounts & Comps	
Employee Meals & Discou...	-2,750.50
Guest Recovery	-612.60
Marketing	-506.95
Member Discounts	-21.90
Waste	-145.00
Total Discounts & Comps	-4,036.95
Events	-11,318.81
Food Sales	2,217.45
Membership	-9.00
Merchandise Sales	16,091.00
Packaged Beer Sales	5,228.00
Wholesale Revenue	261,666.02
Total Income	417,473.89
Cost of Goods Sold	
Bar Purchases	7,415.41
Brewing Purchases	60,558.01
Delivery Service	254.82
Food Purchases	3,701.85
Marketing Purchases	7,812.65
Merch Purchases	2,353.73
Merchant Account Fees	4,716.09
Packaging Supplies	57,143.07
Total COGS	143,955.63
Gross Profit	273,518.26
Expense	
Advertising and Promotion	3,056.48
Automobile Expenses	4,696.41
Bank Service Charges	71.38
Business Licenses and Permits	3,972.44
Charitable Contribution	200.00
Computer and Internet Expe...	600.00
Contract Labor	168.00
Dues and Subscriptions	3,494.00
Equipment Rental	2,090.58
Insurance Expense	11,984.98
Janitorial Expense	58.00
Meals and Entertainment	1,106.89
Office Supplies	588.18
Payroll Expenses	
Administrative	30,018.48
Brewing Labor	57,518.72
Commission	6,538.77
Front of House	17,409.29
Payroll Fees	1,071.00
Payroll Taxes	17,109.32
Wholesale	29,889.96
Total Payroll Expenses	159,555.54
Postage and Delivery	85.95
Professional Fees	4,609.68
Rent Expense	53,730.00
Repairs and Maintenance	3,634.18
Research & Development	104.20
Restaurant Supplies	930.35
Sponsorship	351.36
Taxes	
Alcohol & Tobacco Tax	2,317.25
Privilege	2,005.12
Property	1,682.16
Taxes - Other	709.82

Away Days Brewing LLC
Profit and Loss Standard
January through December 2022

01/16/23

	TOTAL
Total Taxes	6,714.35
Travel	
Wholesale Travel Expense	197.01
Travel - Other	1,437.60
Total Travel	1,634.61
Utilities	22,229.33
Total Expense	285,666.89
Net Ordinary Income	-12,148.63
Net Income	-12,148.63

DS
PH

06/29/23

Away Days Brewing LLC
Balance Sheet Standard
As of December 31, 2022

	Dec 31, '22
ASSETS	
Current Assets	
Checking/Savings	
Cash Holding	16,644.06
Checking 7252	15,067.84
Credit Card Holding	2,829.19
Total Checking/Savings	34,541.09
Total Current Assets	34,541.09
Fixed Assets	
Auto Purchase	10,486.64
Furniture and Equipment	26,053.17
Leasehold Improvements	111,167.25
Total Fixed Assets	147,707.06
Other Assets	
Purchase of Business	85,000.00
Security Deposit Rental	3,936.00
Total Other Assets	88,936.00
TOTAL ASSETS	271,184.15
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Note Payable	20,000.00
Total Other Current Liabili...	20,000.00
Total Current Liabilities	20,000.00
Long Term Liabilities	
Cash Tips Paid Out	-82,889.96
Employee Tips Received	83,081.88
Total Long Term Liabilities	191.92

DS PH

06/29/23

Away Days Brewing LLC
Balance Sheet Standard
As of December 31, 2022

	Dec 31, '22
Total Liabilities	20,191.92
Equity	
Owner's Equity	386,445.72
PPP Forgiven	13,574.00
Retained Earnings	-139,575.76
Net Income	-9,616.73
Total Equity	250,827.23
TOTAL LIABILITIES & EQUITY	271,019.15

DS
PH

06/29/23

Away Days Brewing LLC
Statement Of Cash Flows
January through December 2022

	Jan - Dec '22
OPERATING ACTIVITIES	
Net Income	-9,616.73
Adjustments to reconcile Net Income	
to net cash provided by operations:	
BofA CC	1,800.00
Payroll Liabilities	-4,688.83
Net cash provided by Operating Acti...	-12,505.56
INVESTING ACTIVITIES	
Auto Purchase	-2,858.87
Net cash provided by Investing Activi...	-2,858.87
FINANCING ACTIVITIES	
Cash Tips Paid Out	-30,087.69
Employee Tips Received	29,734.58
Owner's Equity:Draws	3,863.00
Owner's Equity:Toffee Club	25,363.28
Net cash provided by Financing Activ...	28,873.17
Net cash increase for period	13,508.74
Cash at beginning of period	20,867.35
Cash at end of period	34,376.09

DS
PH